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W. THOMAS CONNER Shareholder 202.965.8139 Direct Dial TConner@carltonfields.com

April 20, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Post-Effective Amendments No. 1 to Registration Statements on Form S-1 filed on April 11, 2023 by Teucrium Commodity Trust, on behalf of the following series of the Trust:

Teucrium Agricultural Fund (File No. 333-263450)

Teucrium Sugar Fund (File No. 333-263438)

Teurium Wheat Fund (File No. 333-263293)

Teucrium Soybean Fund) (File No. 263448)

Teucrium Corn Fund (File No. 333-263434)

To the Commission:

On behalf of Teucrium Commodity Trust (the “Trust”) and the above-referenced funds (the “Funds”), each of which is a series of the Trust, we are responding to the comment provided to us by the staff (the “Staff) of the Securities and Exchange Commission (the “Commission”) via telephone on April 20, 2023, relating to the prospectuses in the above-referenced post-effective amendments (the “Amendments”) for each of the Funds.

For ease of reference, the Staff comment is set forth below, followed by the Registrant’s response.

Comment: Please revise each Fund’s prospectus to include the tabular presentation in the Fund’s currently-effective prospectus illustrating the impact of the conflict between Russia and Ukraine and other related geopolitical events on the commodity market relating to the Fund.

Response: The Registrant has revised each Fund’s prospectus to include the referenced tabular presentations as requested.

If the Staff has any remaining questions or comments regarding the Amendments, please call the undersigned at (202) 965-8319.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

cc:          Sal Gilbertie, President and CEO, Teucrium Trading, LLC

Cory Mullen-Rusin, Chief Financial Officer, Teucrium Trading, LLC